UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission File Number: 001-42484

ASCENTAGE PHARMA GROUP INTERNATIONAL

(Translation of Registrant’s name into English)

68 Xinqing Road

Suzhou Industrial Park

Suzhou, Jiangsu

China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

On July 10, 2025, Ascentage Pharma Group International issued a press release entitled, “Ascentage Pharma Announces Its Novel Bcl-2 Inhibitor Lisaftoclax Approved by China NMPA, Ushering in a New Era for the Treatment of CLL/SLL”. A copy of the press release is furnished as Exhibit 99.1 to this Report. In addition, Ascentage Pharma Group International issued a voluntary announcement entitled, “Novel Bcl-2 Inhibitor Lisaftoclax Approved by China NMPA for Treatment of Adult CLL/SLL Patients”. A copy of the announcement is furnished as Exhibit 99.2 to this Report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
99.1	Press Release dated July 10, 2025
99.2	Voluntary announcement dated July 10, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASCENTAGE PHARMA GROUP INTERNATIONAL

Date: July 10, 2025	/s/ Dajun Yang
	Name:	Dajun Yang
	Title:	Chief Executive Officer

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